January 26, 2009

VIA FACSIMILE (202) 772-9209, EXPRESS DELIVERY & EDGAR FILING
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GRT Registration Statement on Form S-3 Registration No. 333-155720

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Glimcher Realty Trust (the “Company”) hereby respectfully requests that the effective date for the above referenced registration statement be accelerated to 12:00 p.m. Eastern Time on January 29, 2009, or as soon thereafter as possible.

In requesting acceleration of effectiveness of the registration statement, the Company acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen E. Ifeduba, Corporate & Litigation Counsel, at 614-887-5625 if you have any questions or need any additional information.

Very truly yours,

GLIMCHER REALTY TRUST

By: /s/ Kim A. Rieck
Kim A. Rieck
Senior Vice President, General Counsel
and Secretary